Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                              December 21, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9872
                     Municipal Income ETF Portfolio Series
                                 (the "Trust")
                     CIK No. 1887622  File No. 333-261339
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THE TRUST'S 80% POLICY CURRENTLY STATES: "UNDER NORMAL CIRCUMSTANCES, THE TRUST WILL INVEST AT LEAST 80% OF ITS ASSETS IN ETFS WHICH INVEST AT LEAST 80% OF THEIR ASSETS IN TAX-EXEMPT MUNICIPAL BONDS." PLEASE DELETE THE REFERENCE TO "TAX-EXEMPT" AND REVISE THE 80% POLICY TO ADD THAT AT LEAST 80% OF THE INCOME DISTRIBUTED WILL BE EXEMPT FROM FEDERAL INCOME TAX.

      Response: In accordance with the Staff's comment, the above-referenced disclosure will be revised as follows:

      "Under normal circumstances, the Trust will invest at least 80% of its assets in ETFs which invest at least 80% of their assets in municipal bonds. In addition, the Trust has a fundamental policy to invest its assets so that at least 80% of its income that it distributes will be exempt from federal income taxes."

      2. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has material
exposure   to   any  jurisdictions  experiencing  financial  distress,  relevant disclosure will be added to the Trust's prospectus.

      3. THE STAFF NOTES THAT THE DISCLOSURE UNDER "PORTFOLIO SELECTION PROCESS"
STATES: "THE ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE ETF, THE CURRENT DIVIDEND YIELD OF THE ETF, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS." PLEASE SPECIFY THE CRITERIA THE TRUST USES TO EVALUATE THESE FACTORS.

      Response: In accordance with the Staff's comment, the above referenced disclosure will be added to the Trust's prospectus:

      "The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000) and the current dividend yield of the ETF (prioritizing ETFs with the highest dividend yields). All other factors being equal, the Sponsor will select the ETF with lower expense ratios, while attempting to limit the overlap of the securities held by the ETF."

      4. PLEASE DISCLOSE WHETHER THE TRUST HAS ANY CRITERIA AS TO DURATION OR MATURITY FOR THE UNDERLYING MUNICIPAL BONDS.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "The Sponsor did not require specific duration or maturity policies when selecting the underlying ETFs for the portfolio."

      5. THE STAFF NOTES THE DISCLOSURE STATES THAT THE TRUST HAS EXPOSURE TO INVESTMENT GRADE SECURITIES. PLEASE DISCLOSE THE EXTENT OF THE ETFS INVESTMENTS IN INVESTMENT GRADE SECURITIES (E.G., SUBSTANTIALLY ALL). FURTHER, PLEASE REVISE THE DISCLOSURE TO CLARIFY WHETHER THE INVESTMENT GRADE SECURITIES RELATE TO THE MUNICIPAL BONDS OR OTHER TYPES OF BONDS THAT PRESUMABLY FALL WITHIN THE 20% BUCKET.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "The ETFs selected invest significantly in investment grade securities, substantially all of which are municipal bonds."

      6. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response: The Trust does not anticipate holding ETFs that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

Risk Factors
------------

      7. PLEASE REVISE THE "FLUCTUATION OF NET ASSET VALUE RISK" TO DISCLOSE THAT THE BID/ASK SPREAD MAY WIDEN DEPENDING ON MARKET CONDITIONS AND THE LIQUIDITY OF THE UNDERLYING INVESTMENTS HELD BY THE ETFS.

      Response: The disclosure will be revised in accordance with the Staff's comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ________________________
                                           Daniel J. Fallon